Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

April 6, 2017

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Lauren Hamilton

Dear Ms. Hamilton:

On March 7, 2017, we discussed comments on various registrants with fiscal period ends from December 31, 2015 to October 31, 2016.

Following are our responses to your comments.

  Comment: You asked for confirmation of any unfunded commitments with respect to the bank loan positions in Federated Bank Loan Core Fund (BLCORE).

Response: BLCORE has no unfunded commitments with respect to bank loan positions as of the June 30, 2016 financial statement date.

  Comment: You asked if there was any significant consent, amendments or commitment fee income on BLCORE. If so, this should be disclosed separately per section 6-07-1 of Regulation S-X.

Response: The fund did receive consent and amendment fee income, however the amount was less than 1% of total income and accordingly was not disclosed separately.

  Comment: You note that Emerging Markets Core Fund (EMCOR) incurred a significant amount of gain/loss activity relating to investment in derivatives. You indicated that the Fund should adequately disclose the use and the related risks of derivatives and Management’s Discussion of Fund Performance (“MDFP”) should include a discussion of the impact of derivatives on Fund performance.

Response: In response to the Staff’s comment, the Fund reviewed its derivatives disclosure in its Private Offering Memorandum and believes the disclosure is reasonable and given appropriate weight.  Going forward, the Fund will review the amount of gain/loss activity relating to its investment in derivatives and, if determined to be significant, include a discussion of the impact of derivatives on Fund performance in future MDFPs.

  Comment: On Federated Mortgage Core Portfolio, you indicated that the portfolio turnover is approximately 307% and that the related risks should be discussed in the Private Offering Memorandum.

Response: In response to the Staff’s comment, the Fund reviewed its disclosure and will consider adding a discussion regarding “portfolio turnover risk” in its Private Offering Memorandum in a future annual update.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer